UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2011
Commission File Number: 33-99284

STENA AB (PUBL)
(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  .......................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).  ........................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2011	By:
STENA AB (PUBL.)
/s/ Staffan Hultgren

	Name:	Staffan Hultgren
	Title:	Vice President & Deputy CEO and Principal Financial Officer

Stena AB and Consolidated Subsidiaries

Forward-looking statements

This Form 6-K includes statements that are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified as “forward-looking statements” by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate and include references to assumptions that relate to the future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-	changes in general economic and business conditions and markets;
-	changes in laws and regulations;
-	changes in International Financial Reporting Standards, IFRS;
-	changes in currency exchange rates and interest rates;
-	risks incident to vessel and drilling rig operations, including discharge of pollutants;
-	introduction of competing products and services by other companies;
-	changes in trading or travel patterns;
-	increases in costs of operations or the inability to meet efficiency or cost reduction objectives;
-	changes in our business strategy; and
-	other risk factors listed in the reports we furnish to or fil with the Securities and Exchange Commission from time to time.

We do not intend, and undertake no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Table of Contents	Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Consolidated Income Statements for the three month periods ended March 31, 2010, and March 31, 2011	3

Consolidated Statements of Comprehensive Income for the three month periods ended March 31, 2010 and March 31, 2011	4

Condensed Consolidated Balance Sheets as of December 31, 2010 and March 31, 2011	5

Consolidated Statements of Changes in Shareholders’ Equity for the three month periods ended March 31, 2010 and March 31, 2011	6

Condensed Consolidated Statements of Cash Flow for the three month periods ended March 31, 2010, and March 31, 2011	7

Notes to Condensed Consolidated Financial Statements	8-9

OPERATING AND FINANCIAL REVIEW	10-17

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP	18 – 22

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Three month period ended
	March 31, 2010	March 31, 2011
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	1,651	1,712	270
Drilling	1,838	1,898	299
Shipping	627	842	133
Property	598	579	91
New Businesses	1,025	996	157
Other	-	4	1
Total revenues	5,739	6,031	951

Net valuation on investment properties	22	50	8
Net gain on sales of assets	4	-	-
Total other income	26	50	8

Direct operating expenses:
Ferry operations	(1,469)	(1,506)	(237)
Drilling	(664)	(719)	(113)
Shipping	(550)	(676)	(107)
Property	(270)	(253)	(40)
New Businesses	(764)	(721)	(114)
Other	(1)	-	-
Total direct operating expenses	(3,718)	(3,875)	(611)

Selling and administrative expenses	(782)	(846)	(133)
Depreciation and amortization	(875)	(854)	(135)

Total operating expenses	(5,375)	(5,575)	(879)

Income from operations	390	506	80

Financial income and expense:
Share of affiliated companies results	(13)	(1)	0
Dividends received	7	3	0
Gain (loss) on securities, net	13	197	31
Interest income	104	145	23
Interest expense	(439)	(439)	(69)
Foreign exchange gains, net	43	16	3
Other financial expense, net	(38)	(66)	(11)

Total financial income and expense	(323)	(145)	(23)

Income before taxes	67	361	57

Income taxes	(27)	(5)	(1)

Net income	40	356	56

Earnings attributable to:
Equity holders of the Parent Company	48	359	56
Non-controlling interest	(8)	3	0
Net Income	40	356	56

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated Statements of Comprehensive Income (unaudited)
	Three months period ended March 31,
	2010	2011	2011
	SEK	SEK	$
	(in millions)
Result for the period	40	356	56

Other comprehensive income
Fair value gains on available-for-sale financial assets, net of tax	17	272	43
Cash flow hedges, net of tax	(141)	391	62
Currency translation differences	(402)	(952)	(151)
Equity hedge, net of tax	35	59	9
Total comprehensive income for the period	(452)	126	19

Total comprehensive income attributable to:
- owners of the Parent company	(460)	132	20
- Non-controlling interest	8	(6)	(1)
	(452)	126	19

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

	December 31, 2010	March 31, 2011
	SEK	SEK	$
ASSETS	(in millions)
Noncurrent assets:
Intangible assets	2,566	2,756	434
Tangible fixed assets:
Vessels	28,753	28,194	4,445
Construction in progress	6,541	5,962	940
Equipment	2,462	2,322	366
Buildings and land	841	868	137
Ports	1,042	1,001	158
Total tangible fixed assets	39,639	38,347	6,046
Property	24,148	24,300	3,831
Financial fixed assets:
Investment in associated companies	1,205	1,200	189
Investment in SPEs	6,175	5,204	820
Marketable securities	4,130	4,216	665
Other assets	4,880	5,287	834
Total financial fixed assets	16,390	15,907	2,508
Total noncurrent assets	82,743	81,310	12,819
Current assets:
Inventories	645	715	113
Trade debtors	2,754	2,931	462
Other receivables	1,116	1,356	214
Prepaid expenses and accrued income	1,888	2,031	320
Short-term investments	4,127	3,354	529
Cash and cash equivalents	1,665	2,227	351
Total current assets	12,195	12,614	1,989

Total assets	94,938	93,924	14,808

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	(1,096)	(1,317)	(209)
Retained earnings	27,709	30,272	4,774
Net Income	2,566	356	56
Non-controlling interests	264	233	37
Total shareholders’ equity	29,448	29,549	4,659
Noncurrent liabilities:
Deferred income taxes	4,057	4,175	658
Pension liabilities	1,088	1,116	176
Other provisions	1,492	1,533	242
Long-term debt	38,190	37,100	5,849
Debt in SPEs	5,140	4,823	760
Senior notes	6,256	6,171	973
Capitalized lease obligations	1,644	1,574	248
Other noncurrent liabilities	946	1,079	170
Total noncurrent liabilities	58,813	57,571	9,076
Current liabilities:
Short-term debt	1,649	1,546	244
Capitalized lease obligations	225	217	34
Trade accounts payable	1,313	1,433	226
Income tax payable	130	116	18
Other current liabilities	1,024	985	156
Accrued costs and prepaid income	2,336	2,507	395
Total current liabilities	6,677	6,804	1,073

Total shareholders’ equity and liabilities	94,938	93,924	14,808

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

	Attributable to equity holders of the company
(SEK in millions)	Share Capital	Reserves	Retained earnings incl. Net Income	Total	Non-controlling interest	Total Equity

Closing balance as of December 31, 2009	5	780	28,087	28,872	311	29,183
Exchange differences arising on the translation of foreign operations, net of tax		(402)		(402)		(402)
Change in hedging reserve, net of tax
- bunker hedge		(103)		(103)		(103)
- interest swap hedge		(38)		(38)		(38)
Change in fair value reserve, net of tax		17		17		17
Change in net investment hedge, net of tax		35		35		35
Net income recognized directly in equity		(491)		(491)		(491)
Equity method			(50)	(50)		(50)
Net income			48	48	(8)	40
Total recognized income and expense		(491)	(2)	(493)	(8)	(501)
Closing balance as of March 31, 2010	5	289	28,085	28,379	303	28,682

Closing balance as of December 31, 2010	5	(1,096)	30,275	29,184	264	29,448
Acquisition of subsidiary					(25)	(25)
Exchange differences arising on the translation of foreign operations, net of tax		(943)		(943)	(9)	(952)
Change in hedging reserve, net of tax
- bunker hedge		349		349		349
- interest swap hedge		42		42		42
Change in fair value reserve, net of tax		272		272		272
Change in net investment hedge, net of tax		59		59		59
Net income recognized directly in equity		(221)		(221)	(9)	(230)
Net income			353	353	3	356
Total recognized income and expense		(221)	353	132	(6)	126
Closing balance as of March 31, 2011	5	(1,317)	30,628	29,316	233	29,549

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow (unaudited)

	Three month period ended
	March 31, 2010	March 31, 2011
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	40	356	56
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	875	854	135
Net valuation of investment properties	(22)	(50)	(8)
Gain on sale of property, vessels and equipment	(4)	-	-
(Gain) on securities, net	(13)	(197)	(31)
Unrealized foreign exchange (gains) losses	(329)	90	14
Deferred income taxes	38	(23)	(4)
Provision for pensions	(40)	50	8
Net cash flows from trading securities	(162)	(18)	(3)
Share of affiliated companies results	13	1	0
Other non-cash items	(83)	160	25
Receivables	(54)	(262)	(41)
Prepaid expenses and accrued income	(258)	(153)	(24)
Inventories	(50)	(69)	(11)
Trade accounts payable	(77)	75	12
Accrued costs and prepaid income	263	181	29
Income tax payable	(26)	(10)	(2)
Other current liabilities	20	(164)	(26)
Net cash provided by operating activities	131	821	129

Net cash flows from investing activities:
Purchase of intangible assets	(9)	(11)	(2)
Cash proceeds from sale of property, vessels and equipment	131	88	14
Capital expenditure on property, vessels and equipment	(1,213)	(1,261)	(199)
Purchase of subsidiaries, net of cash acquired	-	(143)	(22)
Investment in affiliated companies	-	(4)	(1)
Proceeds from sale of securities	1,703	1,584	250
Purchase of securities	(1,239)	(985)	(155)
Other investing activities	23	(124)	(20)
Net cash used in investing activities	(604)	(856)	(135)

Net cash flows from financing activities:
Proceeds from issuance of debt	1,964	5	1
Principal payments on debt	(257)	(414)	(65)
Net change in borrowings on line-of-credit agreements	(78)	458	72
Principal payments on capital lease obligations	(20)	(8)	(1)
Net change in restricted cash accounts	(1,041)	620	98
Other financing activities	7	(26)	(4)
Net cash provided by financing activities	575	635	101

Effect of exchange rate changes on cash and cash equivalents	(25)	(38)	(6)

Net change in cash and cash equivalents	77	562	89

Cash and cash equivalents at beginning of period	1,183	1,665	262

Cash and cash equivalents at end of period	1,260	2,227	351

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1 Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries (the “Company”) and have been prepared in accordance with IAS 34, “Interim financial reporting”. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2010, which have been prepared in accordance with, International Financial Reporting Standards (“IFRS”).

The interim financial information included in the condensed consolidated financial statements is unaudited, but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months ended March 31, 2011 are not necessarily indicative of the results to be expected for the full year.

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into U.S. dollars (“$”) using the noon buying rate on March 31, 2011, of $1 = SEK 6.3430.

Note 2 Accounting policies

The accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2010, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 3 Segment information

(SEK in millions)	Three month period ended March 31,
	2010	2011
Income from operations:
Ferry operations	(303)	(393)
Drilling	564	625
Shipping: Roll-on/Roll-off vessels	11	29
Crude oil tankers	(84)	(68)
Other shipping	7	60
Total shipping ing	(66)	21
Property:	282	278
Net gain on sale of properties	4	-
Net valuations on investment properties	22	50
Total property	308	328
New Businesses, Adactum	(29)	10
Other	(84)	(85)

Total	390	506

(SEK in millions)	Three month period ended March 31,
	2010	2011
Depreciation and amortization:
Ferry operations	270	311
Drilling	491	429
Shipping: Roll-on/Roll-off vessels	33	36
Crude oil tankers	21	19
Other shipping	2	2
Total shipping	56	57
Property	-	1
New Businesses, Adactum	53	52
Other	5	4

Total	875	854

(SEK in millions)	Three month periods ended March 31,
	2010	2011
Capital expenditures:
Ferry operations	515	690
Drilling	548	155
Shipping: Roll-on/Roll-off vessels	2	144
Crude oil tankers	3	0
Other shipping	3	3
Total shipping	8	147
Property	123	185
New Businesses, Adactum	11	83
Other	8	1

Total	1,213	1,261

Stena AB and Consolidated Subsidiaries

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, sales of vessels and real estate rents. The period from June through September is the peak travel season for passengers of the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur as a consequence of, among other things, vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also may have an impact on the results of each period.

Highlights of the first three months of 2011

During autumn of 2010, Stena Line entered into an agreement to acquire the Danish travel agency DTF (Dansk Total Ferie), a market leading travel agency for vacations by car in Denmark. The travel agency was acquired as of January 1, 2011.

Stena Line has entered into a slot charter agreement with DFDS on the Esbjerg-Harwich and Esbjerg-Immingham routes. This means that Stena Line as from January 2011 also can offer a freight service between Denmark and UK.

Stena Line has as of December1, 2010 from DFDS acquired two routes on the Irish Sea: Liverpool–Belfast and Heysham–Belfast. Since the acquisition is subject to a formal approval from the British competition authority, these routes are being held separated from our other business until approval is given.

Stena Transporter, a new built Ropax vessel, was delivered in January from Samsung Heavy Industries in Korea. Stena Transporter is the first vessel of two ordered from Samsung. The vessels are on operation on the route Hoek van Holland and Killingholme.

In February the vessel Highlanders (previously called Stena Traveller) was delivered to the Canadian company Marine Atlantic Inc. Highlanders has been rebuilt in the same way as her sister vessel Blue Puttees (previously called Stena Trader), meaning that the vessel has been shortened by 12 meters and has had its passenger capacity increased. Blue Puttees and Highlanders will operate between North Sydney, Nova Scotia and Port aux Basque, Newfoundland on a charter for a minimum of five years.

Stena Bulk A/S and Dannebrog Rederi A/S signed a joint venture agreement on March 25, 2011 regarding the ownership in Stena Weco A/S.  The new joint venture will charter and operate a fleet of 30-40 Handy and Medium Range product tankers.

As of March 31, 2011 Stena Adactum owns 99% of the shares in Ballingslöv.

In March 2011, the drilling rig Stena Tay was sold subject to certain conditions being met, with expected delivery in the fourth quarter 2011.

Stena Property sold one property for SEK 85 million during the first quarter of 2011.

SUBSEQUENT EVENTS

In April, 2011 Stena RoRo acquired the vessel, Dublin Seaways, from DFDS for EUR 24 million.

In May 2011 three LNG (Liquified Natural Gas) vessels were acquired for a total purchase price of USD 667 million. The first vessel, Bluesky, was built in 2006 and is on a charter to Gazprom for 22 months. The second and third vessel, Clearsky and Crystalsky, are newly built and will be delivered in May 2011.

In May, 2011 three vessels, Stena Leader, Stena Pioneer and Stena Seafarer have been sold for an aggregate price of USD 6.5 million.

The Competition Commission in UK has provisionally cleared Stena AB’s completed acquisition of two Irish Sea ferry services from DFDS A/S. Final report is due in July 2011.

Stena AB and Consolidated Subsidiaries

In May 2011, the English Court of Appeals affirmed a High Court ruling that contributions to repair the deficit in the Merchant Navy Ratings Pension Fund can be required from any company that has participated in the Fund, including companies that no longer employ any members. In the late 1990s, the Fund had been found to have a deficit. Stena Line has been providing funds to reduce the deficit. As a result of the Court of Appeals decision, the non-contributing employers also will be required to contribute funds to reduce the deficit and the Company's contributions will be significantly reduced.

Stena AB and Consolidated Subsidiaries

Currency effects

Our revenues and expenses, reported in Swedish kronor, are significantly affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar, the British pound and the euro. We seek to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, we enter into certain derivative financial instruments. In the period ended March 31, 2011, approximately 39% of our total revenues were generated in U.S. dollars and approximately 27% were generated in SEK.

In the period ended March 31, 2011, approximately 33% of our total expenses were incurred in U.S. dollars and approximately 28% were incurred in SEK. The reported gross revenues and expenses were influenced by changes in currency rates. The exchange rates as used for consolidation purposes are as follows:

Average rates:	Jan-Mar	Jan-Mar	Change
	2010	2011

US $	7.1918	6.4830	(10)%
British pound	11.2133	10.3899	(7)%
Euro	9.9440	8.8685	(11)%

Closing rates:	As of	As of	Change
	Dec 31, 2010	Mar 31, 2011

US $	6.7273	6.3133	(6)%
British pound	10.4942	10.1316	(3)%
Euro	9.0089	8.9539	(1)%

Stena AB and Consolidated Subsidiaries

THREE MONTHS ENDED MARCH 31, 2011, COMPARED TO THREE MONTHS ENDED
MARCH 31, 2010

Revenues

Total revenues increased SEK 292 million, or 5%, in the three months ended March 31, 2011to SEK 6,031 million from SEK 5,739 million in the three months ended March 31, 2010, as a result of increased revenues in all segments except for the property and new businesses operations, offset by the weakening of the U.S. dollar, the Euro and the GBP against the SEK.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board sales. Revenues from ferry operations increased SEK 61 million, or 4%, in the three months ended March 31, 2011, to SEK 1,712 million from SEK 1,651 million in the three months ended March 31, 2010, mainly due to increased travel revenues after the consolidation of the Danish travel agency DTF as from January 1, 2011, offset by lower freight haulage revenues and onboard sales as a consequence from lower freight and passenger volumes. Revenues also decreased as an effect of the weakening of the Euro and the GBP against the SEK.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 60 million, or 3%, in the three months ended March 31, 2011, to SEK 1,898 million from SEK 1,838 million in the three months ended March 31, 2010, mainly reflecting a planned off-hire period for Stena Don, which undertook a five-year special periodic survey in the first quarter of 2010, offset by the weakening of the U.S. dollar against the SEK.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations increased SEK 215 million, or 34%, in the three months ended March 31, 2011, to SEK 842 million from SEK 627 million in the three months ended March 31, 2010.

Revenues from crude oil tankers increased SEK 138 million, or 29%, in the three months ended March 31, 2011, to SEK 611 million from SEK 473 million in the three months ended March 31, 2010, mainly due to higher operated tonnage, offset by the weakening of the U.S. dollar against the SEK. In the three months ended March 31, 2011, the Company operated an average of 32 tankers (chartered in or owned), compared to an average of 25 tankers in the three months ended March 31, 2010.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 19 million, or 19%, in the three months ended March 31, 2011, to SEK 118 million from SEK 99 million in the three months ended March 31, 2011, mainly due to new charter contracts with Marine Atlantic for Highlanders and Blue Puttees, offset by the weakening of the Euro against the SEK.

Revenues from Other Shipping increased SEK 58 million, or 105%, in the three months ended March 31, 2011, to SEK 113 million from SEK 55 million in the three months ended March 31, 2010, mainly due to the receipt of USD 10  million (SEK 64.8 million) for a patent infringement, offset by the weakening of the U.S. dollar and the GBP against the SEK.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations decreased SEK 19 million, or 3%, in the three months ended March 31, 2011, to SEK 579 million from SEK 598 million in the three months ended March 31, 2010, due to lower number of properties together with the weakening of the Euro against the SEK.

New Businesses Adactum. Adactum revenues consist of revenues from Adactum’s subsidiaries. Revenues from Adactum decreased SEK 29 million, or 3%, in the three months ended March 31, 2011, to SEK 996 million from SEK 1,025 million in the three months ended March 31, 2010, mainly due to the strengthening of the SEK affecting both “Envac” and “Ballingslöv”, offset by increased revenues from five new acquired wind power plants near Härnösand in Sweden in April 2010. Of the total revenues in the three months ended March 31, 2011, SEK 526 million related to Ballingslöv, SEK 201 million related to “Blomsterlandet”, SEK 233 million related to Envac and SEK 36 million related to “Stena Renewable”, as compared to SEK 558 million related to Ballingslöv,  SEK 205 million related to Blomsterlandet, SEK 245 million related to Envac and SEK 17 million related to Stena Renewable in the three months ended March 31, 2010.

Stena AB and Consolidated Subsidiaries

Other income
Net valuation on investment property. As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company had net gains of SEK 50 million for the three months ended March 31, 2011, as compared to gains of SEK 22 million for the three months ended March 31, 2010, mainly due to an increase in investment property market values on the Swedish property market.

Net Gain on Sale of Vessels, Shipping. In the three months ended March 31, 2011 and 2010, respectively, no sales of vessels were made.

Net Gain on Sale of Properties. In the three months ended March 31, 2011, no gain on sale of properties were  recorded. In the three months ended March 31, 2010, gains of SEK 4 million were recorded on sale of properties.

Direct operating expenses

Total direct operating expenses increased SEK 157 million, or 4%, in the three months ended March 31, 2011, to SEK 3,875 million from SEK 3,718 million in the three months ended March 31, 2010, mainly as a result of increased operating expenses in the tanker, drilling and ferry operations, offset by the weakening of the Euro, U.S. dollar and the GBP against the SEK together with lower operating expenses in the property and new business segments.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 37 million, or 3%, in the three months ended March 31, 2011, to SEK 1,506 million from SEK 1,469 million in the three months ended March 31, 2011, mainly due to increased product costs due to the consolidation of the Danish travel agency DTF as per January 1, 2011, and increased expenses for bunker fuel , offset by lower ship costs due to rationalization with less vessels together with the weakening of the Euro and the GBP against the SEK. Direct operating expenses for ferry operations for the three months ended March 31, 2011, were 88% of revenues, as compared to 89% for the three months ended March 31, 2010.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations increased SEK 55 million, or 8%, in the three months ended March 31, 2011, to SEK 719 million from SEK 664 million in the three months ended March 31, 2010. The increase mainly reflects a planned off hire period for Stena Don, which undertook a five-year special periodic survey in the first quarter of 2010, offset by the weakening of the U.S. dollar against the SEK. Direct operating expenses from drilling operations for the three months ended March 31, 2011 were 38% of drilling revenues, as compared to 36% for the three months ended March 31, 2010.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations increased SEK 126 million, or 23%, in the three months ended March 31, 2011 to SEK 676 million from SEK 550 million in the three months ended March 31, 2010.

Direct operating expenses associated with crude oil tankers increased SEK 127 million, or 26%, in the three months ended March 31, 2011, to SEK 624 million from SEK 497 million in the three months ended March 31, 2010, mainly due to increased number of vessels operated, offset by reduced costs of the operating fleet together with the weakening of the U.S. dollar against the SEK. Direct operating expenses for crude oil operations for the three months ended March 31, 2011, were 102% of revenues, as compared to 105% for the three months ended March 31, 2010. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Direct operating expenses with respect to Roll-on/Roll-off vessels decreased by SEK 5 million, or 11%, in the three months ended March 31, 2011, to SEK 41 million from SEK 46 million in the three months ended March 31, 2010, mainly due the weakening of the Euro against the SEK. Direct operating expenses for Roll-on/Roll-off vessels for the three months ended March 31, 2011, were 35% of revenues, as compared to 46% for the three months ended March 31, 2010.

Direct operating expenses with respect to Other Shipping increased SEK 4 million in the three months ended March 31, 2011 to SEK 11 million from SEK 7 million in the three months ended March 31, 2010. Direct operating expenses for Other Shipping for the three months ended March 31, 2011 were 10% of revenues, as compared to 13% for the three months ended March 31, 2010.

Stena AB and Consolidated Subsidiaries

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations decreased SEK 17 million, or 6%, in the three months ended March 31, 2011, to SEK 253 million from SEK 270 million in the three months ended March 31, 2010, mainly due to reduced operating expenses as a consequence of lower number of properties together with the weakening of the Euro against the SEK. Direct operating expenses for property operations for the three months ended March 31, 2011, were 44% of property revenues, as compared to 45% for the three months ended March 31, 2010.

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum’s subsidiaries. Direct operating expenses for Adactum operations decreased SEK 43 million, or 6%, in the three months ended March 31, 2011, to SEK 721 million from SEK 764 million in three months ended March 31, 2010, mainly due to lower operating costs in Envac and Ballingslöv due to effective cost control and to some extent due to reduced volumes, together with the weakening of the Euro and the GBP against the SEK. Of the total operating expenses in the three months ended March 31, 2011, SEK 339 million related to Ballingslöv, SEK 208 million related to Blomsterlandet, SEK 168 million related to Envac and SEK 4 million related to Stena Renewable, as compared to SEK 360 million related to Ballingslöv, SEK 212 million related to Blomsterlandet, SEK 187 million related to Envac and SEK 3 million related to Stena Renewable in the three months ended March 31, 2010. Direct operating expenses for Adactum operations for the three months ended March 31, 2011, were 72% of revenues, as compared to 75% for the three months ended March 31, 2010.

Selling and administrative expenses

Selling and administrative expenses increased SEK 64 million, or 8%, in the three months ended March 31, 2011, to SEK 846 million from SEK 782 million in the three months ended March 31, 2010, mainly due to increased provisions for estimated pension costs offset by the weakening of the U.S. dollar and the Euro against the SEK. Total selling and administrative expenses in the three months ended March 31, 2011, were 14% of total revenues, same as for the three months ended March 31, 2010.

Depreciation and amortization

Depreciation and amortization charges decreased SEK 21 million, or 2%, in the three months ended March 31, 2011, to SEK 854 million from SEK 875 million in the three months ended March 31, 2010, mainly as a result of reduced depreciation charges due to a five-year extension to twenty years of the useful life of the DrillMAX drillships, offset by increased depreciation charges of new vessels delivered. The weakening of the U.S. dollar with respect to the SEK, which primarily impacted depreciation charges on drilling rigs, which are denominated in U.S. dollars, contributed to the decrease in depreciation and amortization charges.

Financial income and expense, net

Financial income and expense, net improved by SEK 178 million in the three months ended March 31, 2011 to SEK (145) million from SEK (323) million in the three months ended March 31, 2010.

Share of affiliated companies’ results in the three months ended March 31, 2011 and 2010, refers to the Company’s portion of the results of Midsona AB (publ), Gunnebo AB (publ) and MPP MediaTec Group AB. As of March 31, 2011, the Company’s interest in the capital of Midsona was 23.0%, its interest in the capital of Gunnebo was 25.9% and its interest in the capital of MediaTec was 42.7%.  As of March 31, 2010, the Company’s interest in the capital of Midsona was 23.0%, its interest in the capital of Gunnebo was 25.7% and its interest in the capital of MediaTec was 42.7%.

Net gain (loss) on securities in the three months ended March 31, 2011, was SEK 197 million, of which SEK 55 million related to net realized gains on marketable securities and equity securities and investments in Special Purpose Entities (“SPEs”), SEK 121 million related to net unrealized gains on marketable securities and SEK 21 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the three months ended March 31, 2010, was SEK 13 million, of which SEK (78) million related to net realized losses on marketable securities and equity securities and investments in SPEs, SEK 66 million related to net unrealized losses on marketable securities and SEK 25 million related to the termination of the financial lease of Stena Carron.

Interest income in the three months ended March 31, 2011, increased by SEK 25 million to SEK 145 million from SEK 104 million in the three months ended March 31, 2010, due to increased interest from investment securities. Interest income related to investments in SPEs, included in  total interest income, in the three months

Stena AB and Consolidated Subsidiaries

ended March 31, 2011, increased SEK 4 million to SEK 79 million from SEK 75 million in the three months ended March 31, 2010.

Interest expense in the three months ended March 31, 2011, remained stable to SEK (439) millionreflecting higher debt outstanding, offset by decreased interest expenses in SPEs. Interest expenses from valuation of interest rate swaps was SEK 17 million for the three months ended March 31, 2011, as compared to SEK 9 million for the three months ended March 31, 2010. Interest expense for investments in SPEs in the three months ended March 31, 2011, decreased SEK 42 million to SEK (6) million from SEK (48) million in the three months ended March 31, 2010.

During the three months ended March 31, 2011, the Company had foreign exchange gains, net of SEK 16 million. During the three months ended March 31, 2010, the Company had foreign exchange gains, net of SEK 43 million.

Other financial income (expense) of SEK (66) million for the three months ended March 31, 2011, includes SEK (33) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK (21) million related to bunker hedges. Other financial income (expense) of SEK (38) million for the three months ended March 31, 2010, includes SEK (57) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK 27 million related to bunker hedges.

Income taxes

Income taxes for the three months ended March 31, 2011, were SEK (5) million, consisting of current taxes of SEK (28) million and deferred taxes of SEK 23 million. Income taxes for the three months ended March 31, 2010, were SEK (27) million, consisting of current taxes of SEK 11 million and deferred taxes of SEK (38) million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

Liquidity and Capital Resources

Our liquidity requirements principally relate to servicing of debt, financing the purchase of vessels and other assets and funding of working capital. In prior years, we met our liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and other financing and refinancing arrangements.

As of March 31, 2011, we had total cash and marketable securities of SEK 9,797 million as compared with SEK 9,922 million as of December 31, 2010.

For the three months ended March 31, 2011, cash flows provided by operating activities amounted to SEK 821 million, as compared to SEK 131 million in the first three months ended March 31, 2010. For the three months ended March 31, 2011, cash flows used in investing activities amounted to SEK 856 million, including SEK 1,261 million related to capital expenditures. For the three months ended March 31, 2010, cash flows used in investing activities amounted to SEK 604 million, including SEK 1,213 million related to capital expenditures. Cash flows provided by financing activities for the three months ended March 31, 2011 amounted to SEK 635 million. For the three months ended March 31, 2010, cash flows provided by financing activities amounted to SEK 575 million.

Total construction in progress as of March 31, 2011, was SEK 5,962 million, as compared to SEK 6,541 million as of December 31, 2010. The remaining capital expenditure commitment for new buildings on order as of March 31, 2011, was SEK 3,896 million, of which SEK 1,231 million is due during 2011, SEK 2,422 million is due during 2012 and SEK 242 million is due during 2013. Financing for approximately 86% of the unpaid balance has already been arranged. The Company plans to finance the remainder of this unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans and other financing arrangements.

Total interest bearing debt as of March 31, 2011, was SEK 46,608 million, excluding debt in SPEs, as compared with SEK 47,964 million as of December 31, 2010. Interest bearing debt in SPEs as of March 31, 2011, was SEK 4,823 million as compared with SEK 5,140 million as of December 31, 2010. As of March 31, 2011, $909 million was utilized under our $1 billion revolving credit facility, including $28 million used for issuing bank guarantees and letters of credit. As of December 31, 2010, $909 million was utilized under our $1 billion revolving credit facility, including $25 million used for issuing bank guarantees and letters of credit. As of March 31, 2011, $163 was utilized under the $200 million revolving credit facility entered into by Stena Royal S.àr.l. (“Stena Royal”) compared to $107 as of December 31, 2010. As of March 31, 2011, the SEK 450 million facility in Adactum was fully utilized compared to SEK 418 million as of December 31, 2010. During 2010 we entered into a new SEK 6,660 million revolving credit facility with Svenska Handelsbanken and Nordea and guaranteed by EKN. This facility was unutilized as of March 31, 2011, and December 31, 2010, respectively.

We believe that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancing, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings, other vessel acquisitions, and our commitment with respect to the Loch Ryan facility, and to fund anticipated working capital requirements.

Stena AB and Consolidated Subsidiaries

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

For the three months ended March 31, 2011, Restricted Group Data represents the selected consolidated financial information excluding (i) the property business segment (other than two small properties), (ii) the business segment of Adactum, whose activities consist primarily of investing in companies outside our traditional lines of business, and (iii) our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal, Stena Investment Cyprus Ltd and Mondaldi Ltd. Our real estate operations and the business of Adactum are conducted through various subsidiaries. For purposes of the indentures under which our Senior Notes were issued, real estate business and new businesses, Adactum, together with our subsidiaries Stena Investment Luxembourg S.àr.l., Stena Royal, Stena Investment Cyprus Ltd and Mondaldi Ltd, are designated as unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of these indentures.

In March 2010, we completed an offering of €200 million of Senior Notes due 2020. In April 2010, we redeemed the total $153 million outstanding principal amount of our Senior Notes due 2013 at a price of 102.5%. As of December 31, 2010, we had outstanding $128.8 million principal amount of Senior Notes due 2016, €300 million principal amount of Senior Notes due 2017, €102 million principal amount of Senior Notes due 2019 and €200 million principal amount of Senior Notes due 2020.

As of March 31, 2011, we had outstanding $128.8 million principal amount of Senior Notes due 2016, €300 million principal amount of Senior Notes due 2017, €102 million principal amount of Senior Notes due 2019 and €200 million principal amount of Senior Notes due 2020.

Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.3430, the noon buying rate on March 31, 2011.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements – Restricted group

	Three month period ended
	March 31, 2010	March 31, 2011
	(unaudited)
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	1,651	1,712	270
Drilling	1,838	1,898	299
Shipping	627	842	133
Property	2	2	0
Other	1	4	1
Total revenues	4,119	4,458	703

Net gain on sales of assets	-	-	-
Total other income	-	-	-

Direct operating expenses:
Ferry operations	(1,469)	(1,506)	(237)
Drilling	(664)	(719)	(113)
Shipping	(550)	(676)	(107)
Property	(2)	(1)	0
Other	(1)	0	0
Total direct operating expenses	(2,686)	(2,902)	(457)

Selling and administrative expenses	(487)	(575)	(91)
Depreciation and amortization	(822)	(801)	(126)

Total operating expenses	(3,995)	(4,278)	(674)

Income from operations	124	180	29
Financial income and expenses:

Dividends received	3	1	0
Gain (loss) on securities, net	73	90	14
Interest income	26	68	11
Interest expense	(266)	(297)	(47)
Foreign exchange gains (losses), net	39	13	2
Other financial income (expenses), net	11	(49)	(8)

Total financial income and expenses	(114)	(174)	(28)

Income after financial income and expenses	10	6	1

Non-controlling interest	0	(3)	0

Income before tax	10	3	0

Income taxes	(15)	42	7

Net income	(5)	45	8

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets – Restricted Group

	December 31, 2010	March 31, 2011
	(unaudited)
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	262	458	72
Tangible fixed assets:
Vessels	28,753	28,194	4,445
Construction in progress	6,277	5,655	892
Equipment	1,580	1,465	231
Ports	1,042	1,001	158
Property	498	495	78
Total tangible fixed assets	38,150	36,810	5,804
Financial fixed assets:
Marketable securities	789	793	125
Intercompany accounts, noncurrent	6,100	5,711	900
Other assets	7,169	7,532	1,187
Total noncurrent assets	52,470	51,304	8,088
Current assets:
Inventories	290	299	47
Trade debtors	2,051	2,270	358
Other receivables	977	1,107	175
Intercompany accounts, current	270	460	73
Prepaid expenses and accrued income	1,450	1,615	254
Short-term investments	3,613	2,352	371
Cash and cash equivalents	727	1,323	209
Total current assets	9,378	9,426	1,487

Total assets	61,848	60,730	9,575

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	22,298	22,214	3,502
Equity attributable to shareholders of the company	22,303	22,219	3,503
Non-controlling interest	103	106	17
Total Equity	22,406	22,325	3,520

Noncurrent liabilities:
Deferred income taxes	943	1,003	158
Other provisions	2,445	2,532	400
Long-term debt	22,866	21,402	3,374
Senior notes	6,256	6,171	973
Capitalized lease obligations	1,639	1,569	247
Other noncurrent liabilities	874	998	157
Total noncurrent liabilities	35,023	33,675	5,309
Current liabilities:
Short-term debt	1,376	1,336	211
Capitalized lease obligations	223	215	34
Trade accounts payable	557	709	112
Income tax payable	105	89	14
Other liabilities	571	555	87
Accrued costs and prepaid income	1,587	1,826	288
Total current liabilities	4,419	4,730	746

Total shareholders’ equity and liabilities	61,848	60,730	9,575

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow – Restricted Group

	Three month period ended
	March 31, 2010	March 31, 2011
	(unaudited)
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	(5)	45	8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	822	801	126
(Gain) loss on securities, net	(73)	(90)	(14)
Unrealized foreign exchange (gains) losses	(430)	26	4
Deferred income taxes	34	(55)	(9)
Non-controlling interest	0	3	0
Other non-cash items	(66)	158	25
Provision for pensions	(36)	50	8
Net cash flows from trading securities	(147)	(42)	(7)
Changes in working capital	(339)	(188)	(30)
Net cash provided by/used in operating activities	(240)	708	111

Net cash flows from investing activities:
Purchase of intangible assets	(6)	(9)	(1)
Cash proceeds from sale of property, vessels and equipment	1	1	0
Capital expenditure on property, vessels and equipment	(1,079)	(993)	(156)
Purchase of subsidiaries, net of cash acquired	-	(119)	(19)
Proceeds from sale of securities	55	84	13
Purchase of securities	(94)	(53)	(8)
Other investing activities	(114)	(28)	(4)
Net cash used in investing activities	(1,237)	(1,117)	(175)

Net cash flows from financing activities:
Proceeds from issuance of debt	1,950	3	1
Principal payments on debt	(244)	(401)	(63)
Net change in borrowings on line-of-credit agreements	(81)	130	21
Principal payments on capital lease obligations	(20)	(8)	(1)
Net change in restricted cash accounts	(341)	1,227	193
Intercompany accounts	35	62	9
Other financing activities	6	9	1
Net cash used in/provided by financing activities	1,305	1,022	161

Effect of exchange rate changes on cash and cash equivalents	(12)	(17)	(3)

Net change in cash and cash equivalents	(184)	596	94

Cash and cash equivalents at beginning of period	568	727	115

Cash and cash equivalents at end of period	384	1,323	209

Stena AB and Consolidated Subsidiaries

Other data – Restricted Group

	Three month period ended
	March 31, 2010	March 31, 2011
	SEK	SEK	$
	(in millions)
OTHER DATA:

Adjusted EBITDA	972	1,049	166

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, non-controlling interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms to the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with IFRS and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and reconciliation to net cash provided by operating activities is presented below:

	Three month period ended
	March 31, 2010	March 31, 2011
	SEK	SEK	$
	(in millions)
Income from operations	124	180	29
Adjustments:
Interest income	26	68	11
Depreciation and amortization	822	801	126
Adjusted EBITDA	972	1,049	166
Adjustments:
Gain on sale of vessels	-	-	-
Net cash flows from trading securities	(147)	(42)	(7)
Interest expenses	(266)	(297)	(47)
Unrealized foreign exchange (gains) losses	(430)	26	4
Provisions for pensions	(36)	50	8
Other non cash items	(66)	158	25
Changes in working capital	(339)	(188)	(30)
Other items	72	(48)	(8)
Net cash provided by operating activities	(240)	708	111